NEWS RELEASE

Crosshair Announces Plans for Golden Promise Gold Project
Dated: September 23rd, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce plans for a CDN $3 million program on the Golden Promise Gold Project (“Project”) in Central Newfoundland, Canada.  The program will focus on the Jaclyn Main Zone and will consist of a bulk sampling program to better ascertain the gold grades, as well as a drill program with the objective of increasing the current gold resource.

Five quartz vein zones characterized by coarse visible gold have been discovered on the Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  Complete resource details are filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website.

“With the outlook for gold being so positive, we are bringing our gold project front and center,” says Stewart Wallis, President of Crosshair.  “We feel that this planned program will allow us to demonstrate the potential of Golden Promise.”

Crosshair has a 60% interest in the Project with an option to acquire up to a 70% interest from Paragon Minerals Corporation (TSX.V: PGR).  For full acquisition details, please refer to News Release dated May 5th, 2009.

Bulk Sample Program

Given the high-nugget gold effect at the Jaclyn Zones, Crosshair plans to conduct a bulk sampling program on the Project in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  Mechanical trenching will be carried out in order to extract the bulk sample.  Once the vein system is exposed, mapped, and sampled, a bulk sample will be extracted and processed.  Based on the current resource estimate, a 5,000 tonne bulk sample is being considered for extraction from the near surface portion of the Zone.  Prior to extraction and processing of the bulk sample, metallurgical testing will be carried out in order to determine the nature and recoverability of gold mineralization with the Zone.

Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.  Most of the gold occurrences on the Project, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

Drill Program

The drill program will consist of 9,680 m of drilling in 36 holes.  Of this total, 6,315 m (22 holes) are 50 metre-spaced “step-out” holes aimed at extending the Jaclyn Main Zone eastward for 300 m.  The remaining 2,115 m (6 holes) are proposed to test the down plunge area of higher grade gold mineralization within the central portion of the Zone.
Additional diamond drilling (3 holes, 600 m) in the Jaclyn North Zone is also designed to expand the two strong, locally visible gold-bearing quartz vein systems that have been outlined over a 250 m strike length, down dip between 100 - 160 m, and remain open in all directions.  Five holes totalling 650 m are also planned to follow up on highly anomalous gold intersections located approximately 450 m along strike from the Jaclyn North Zone.

Crosshair is looking at various financing alternatives this fall and early 2010 in order to acquire the capital to fund this $3 million program.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance